Nov 19, 2015



Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

RE:	Schedule 13G
	Geospace Technologies
	As of Oct 31, 2015


Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange
Act of 1934, attached please find a copy of Schedule 13G for the above named company showing a change in beneficial ownership of 5% or more as of Oct 31, 2015 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
Enclosures





cc:	Office of the Corporate Secretary

	Geospace Technologies
	7007 Pinemont Dr
        Houston, TX 77040-6601








	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No. 15)*


	Geospace Technologies
	(Name of Issuer)


	Common Stock
	(Title of Class of Securities)


	37364X109
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















Page 1 of 5 Pages

CUSIP NO. 37364X109                                 13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             5   SOLE VOTING POWER
         SHARES                           824,543
      BENEFICIALLY            6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    Oct 31, 2015            7  SOLE DISPOSITIVE POWER
        BY EACH                           824,543
       REPORTING              8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             824,543

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              6.27%

12  TYPE OF REPORTING PERSON*

            IA








Page 2 of 5 Pages





Item 1(a) 	Name of Issuer:

          	Geospace Technologies


Item 1(b) 	Address of Issuer's Principal Executing Offices:

		7007 Pinemont Dr
        	Houston, TX 77040-6601

Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

        	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock


Item 2(e)	CUSIP Number:

          	37364X109


Item 3    	Type of Reporting Person:

(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940











Page 3 of 5 Pages
Item 4   	Ownership as of Oct 19, 2015

         (a)  	Amount Beneficially Owned:

                 824,543 shares of common stock beneficially owned including:

                 No. of Shares
                 Eagle Asset Management, Inc.         824,543

          (b)  	Percent of Class:                     6.27%


          (c)	Deemed Voting Power and Disposition Power:

          (i)           (ii)               (iii)            (iv)
    Deemed to          Deemed to          Deemed to have  Deemed to
    Have Sole Power    Have Shared Power  Sole Power to   Have Shared
    to Vote Or to      to Vote Or to      Dispose or to   Power to
    Direct to Vote     Direct to Vote     Direct the      Dispose or
                                          Disposition     to Direct
                                                          the Disposition
Eagle Asset 824,543       ----              824,543         ----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
             	(___)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which
           acquired the Security Being Reported on by the Parent Holding:


              	 N/A









Page 4 of 5 Pages

Item 8   	Identification and Classification of Members  of the Group:

            N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         	Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Nov 19, 2015            EAGLE ASSET MANAGEMENT, INC.


					/s/ Damian Sousa
 					_________________________________
 					Damian Sousa
 					Vice President
 					Chief Compliance Officer





Page 5 of 5 Pages